FEDERATED MDT SERIES
on behalf of its portfolio, Federated MDT Small Cap Core Fund
4000 Ericsson Drive
Warrendale, PA  15086-75761

December 22, 2009

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

Attention:  Sheila Stout

Re:  Federated MDT Small Cap Core Fund (“SCC”), a portfolio of Federated MDT Series, Form N-14 (File No. 333-163421)

Dear Ms. Stout:

This correspondence filing is made to respond to an oral comment received from Sheila Stout on December 15, 2009, concerning the designation of SCC as the “accounting survivor” in connection with the proposed reorganization (“Reorganization”) of Federated Small Cap Value Fund (“SCV”) into SCC, as described in the captioned Form N-14.  (As further described in the Form N-14, SCC will be the sole surviving legal entity to the Reorganization, as SCV will terminate its existence after the Reorganization).

The designation of SCC as “accounting survivor” (which was made by Federated Investors, Inc. (“Federated”), whose subsidiary, Federated MDTA LLC (“MDT Adviser”) is the investment adviser for both SCV and SCC), was based on Federated’s review of the criteria set forth in the SEC no-action letter, North American Security Trust, SEC No-Action Letter (pub. Avail. Aug. 5, 1994) (the “Letter”), which sets forth the staff’s view as to the factors relevant to identifying the survivor in a reorganization of two or more funds into a single reorganized fund.

The following reviews how each of the criteria set forth in the Letter bear upon the selection of SCC as accounting survivor:

1.           Investment Adviser:  The investment adviser and portfolio managers for SCC and SCV are identical and will remain the same for the surviving fund (i.e., SCC) after the Reorganization.

2.           Portfolio Composition:  At the time of the Reorganization, it is anticipated that each of the portfolio securities then held by SCC will be retained in the portfolio of the surviving fund and, with respect to any portfolio security held by SCV that, at the time of the Reorganization, would replicate a security then held by SCC, such security would be acquired and retained by the surviving fund pursuant to the Reorganization.  With respect to the remaining securities currently held by SCV, it is likely that most or all of those positions will be disposed of prior to or immediately following the Reorganization.  As a result, Federated believes that, both for the anticipated initial post- Reorganization portfolio composition, and for the later “normal” portfolio composition of the surviving fund, SCC’s historical portfolio composition will be more representative of the surviving fund’s portfolio composition than the historical portfolio composition of SCV.

3.           Investment Objectives, Policies and Restrictions:  The investment objectives, policies and restrictions of the surviving fund (i.e., SCC) will be the same as those of SCC prior to the Reorganization.  SCV, and SCC (whose policies, objectives, and restrictions will become those of the surviving fund), have identical investment objectives in that they both seek to provide long-term capital appreciation by investing primarily in the common stock of small U.S. companies.  Further, SCV and SCC have substantially similar policies and risks, except that SCV selects most of its investments from the Russell 2000 Value Index and SCC selects most of its investments from the Russell 2000 Index.  After the Reorganization, SCC will continue to select most of its investments from the Russell 2000 Index.

4.           Expense Structure and Expense Ratio:  The expense structure of SCC and SCV, with respect to 12b-1 and gross advisory fees, is identical and will remain the same for the surviving fund (i.e., SCC) after the Reorganization.  In addition, the class and sales load structure of SCC will survive after the Reorganization.

5.           Asset Size:  The only factor that favors SCV being the surviving fund is asset size.  As of September 30, 2009, the asset size of SCV was approximately $8.7 million, while that of SCC was approximately $7.0 million.  Federated does not believe this factor alone, given the other criteria discussed in this letter, is sufficient to prevent SCC from being determined to be the surviving fund.  Federated believes that SCC, on a pro forma basis, will be a more viable fund.  Further, Morningstar’s small cap blend category is substantially larger in terms of assets than the small cap value category.  SCC is in the Morningstar small cap blend category while SCV is in the Morningstar small cap value category.

In summary, Federated has determined, based on the criteria set forth in the Letter, particularly those of expense structure and expense ratio; investment strategies; and portfolio composition, that SCC should be the accounting survivor in the Reorganization.

If you have any questions, please contact me at (412) 288-8239.

Respectfully,

/s/ Todd P. Zerega
Todd P. Zerega
Assistant Secretary